RIO NARCEA GOLD MINES, LTD



C/ Secundino Roces Riera, 3-2⁰ • Centro de Empresas Asipo I
Parque Empresarial de Asipo • 33428 Cayés-Llanera, Asturias, Spain
Tel: (34) 98 573 33 00 • Fax: (34) 98 573 33 01
Email: info@rngm.com • Web: www.rionarcea.com

NEWS RELEASE

August 10, 2005   Trading Symbol: TSX: RNG
                                                                                            Amex: RNO

SECOND QUARTER 2005 FINANCIAL RESULTS

(All figures are reported in U.S. dollars except otherwise indicated)

Toronto, Canada – Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") announces the financial results of the Company for the second quarter ended June 30, 2005.

Rio Narcea Gold Mines, Ltd. ("Rio Narcea" or the "Company") reported a net loss for the second quarter of 2005 of $6,206,600 or $0.04 per share compared to a net loss of $288,400 and $0.00 per share in the same period of 2004. This net loss was caused by two non-operating items: a foreign currency exchange loss of $5,569,900 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the quarter and a derivatives loss of $2,329,700 mainly due to the higher copper prices that resulted in a lower fair value of the forward contracts required for project debt. Operating income for the second quarter was $2,637,200, compared to an operating loss of $4,373,900 in the same period of 2004. The commencement of sales of Aguablanca concentrate contributed significantly to the operating income for the period. Operating revenues totalled $36,217,100 in the second quarter of 2005 compared to $13,899,800 in the same period last year. Sales in the second quarter of 2005 include the first two sales of Aguablanca nickel concentrate, which amounted to $22,403,500, and gold sales related to the Nalunaq agreement of $6,184,800. Operating cash flow was $1,234,100 during the quarter ended June 30, 2005, including positive cash flow of $5,436,100 related to the Nickel operations. In the same period last year, during which there was no Nickel operations, operating cash flow was $2,702,200.

For the six months ended June 30, 2005, the net loss amounted to $22,334,400 or $0.14 per share, compared to a net loss of $6,700,200 and $0.06 in the same period of 2004. This net loss included a foreign currency exchange loss of $9,994,100 due to the effect of the stronger U.S. Dollar / Euro exchange rate and a derivatives loss of $7,664,700. Operating revenues were $45,137,000 for the six months ended June 30, 2005 compared to $32,737,800 for the first half of 2004; while operating cash flow was negative $9,840,800 during the first half of 2005 compared to $7,622,300 positive in the corresponding period in 2004. The negative operating cash flow during the first half of 2005 was mainly attributable to the following factors: the increase in the cost of gold sales, due to the increased underground costs at the Company's own gold operations; higher exploration costs, mainly as a result of the infill drilling program at the Salave gold deposit, and higher administrative and corporate expenses as a result of the new corporate office in Toronto and increased accounting and legal expenses. Nickel operating cash flow for the first half of 2005 was negative, reflecting no nickel sales booked in the first quarter although the mine was in operation.

Second Quarter Highlights

- Revenues of $36,217,100, including first two sales of Aguablanca nickel concentrate of $22,403,500.
- Net loss of $6,206,600, including an operating income of $2,637,200 and net financing expenses of $9,068,100.
- Cash provided by operating activities of $1,234,100.
- $63 million held in cash and cash equivalents.
- Gold production from the Company's own operations of 13,459 ounces at a cash cost of $339 per ounce (refer to Non-GAAP measures section).
- Nickel production from the Company's operations of 2.6 million pounds.
- Nickel cash cost of sales of $4.05 per pound (refer to Non-GAAP measures section).
- At the Aguablanca mine, saleable concentrate is being produced, while commissioning is continuing.

Summary of Results
($000 except where stated)

	Three Months Ended June 30,		Six Months Ended June 30,	
	2005	2004	**2005**	2004
Revenues	**36,217**	13,900	**45,137**	32,738
Cash flow provided by (used in) operating Activities	**1,234**	2,702	**(9,841)**	7,622
Net loss	**(6,207)**	(288)	**(22,334)**	(6,700)
Net loss per share – basic	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Weighted average shares outstanding – basic (in millions)	**157.9**	113.5	**157.7**	113.4

	June 30, 2005	December 31, 2004
Cash and cash equivalents	**63,321**	81,889
Long-term debt, excluding current portion	**22,767**	31,109
Shareholders' equity	**160,873**	191,320

Summary of Quarterly Results
($000 except where stated)

	2005		2004				2003	
	2Q	**1Q**	4Q	3Q	2Q	1Q	4Q	3Q
Operating revenues	**36,217**	**8,920**	15,816	19,234	13,900	18,838	15,565	14,880
Net income (loss)	**(6,207)**	**(16,128)**	(31,366)	(6,379)	(288)	(6,412)	2,759	321
Net income (loss) per share – basic	**(0.04)**	**(0.10)**	(0.21)	(0.05)	(0.00)	(0.06)	0.02	0.00
Net income (loss) per share – diluted	**(0.04)**	**(0.10)**	(0.21)	(0.05)	(0.00)	(0.06)	0.02	0.00
Cash flow provided by (used in) operating activities	**1,234**	**(11,075)**	(3,354)	4,610	2,702	4,920	6,844	6,618

Review of Mining Operations – Nickel

Aguablanca Nickel Mine

During the second quarter of 2005, the Aguablanca nickel mine produced 2.6 million pounds of nickel and 2.8 million pounds of copper from processing 285,224 tonnes of ore at average nickel and copper head grades of 0.64% and 0.49%, respectively. Nickel and copper recoveries achieved during the period were 63.7% and 92.3%, respectively. Cash cost of sales amounted to $4.05 per pound (refer to Non-GAAP measures section). Mine head grades are reconciling well with the ore block model for the open pit.

During the first six months, the Aguablanca plant processed 464,669 tonnes of ore with head grades of 0.66% nickel and 0.52% copper. Metal recoveries were 61.6% nickel and 88.3% copper to yield more than 4.1 million pounds of nickel and 4.6 million pounds of copper.

Operating Results

	Three Months Ended June 30, 2005	Six Months Ended June 30, 2005
Ore milled (tonnes)	285,224	464,669
Nickel head grade (%)	0.64	0.66
Copper head grade (%)	0.49	0.52
Nickel recovery (%)	63.7	61.6
Copper recovery (%)	92.3	88.3
Nickel production (000 lb)	2,563	4,124
Copper production (000 lb)	2,843	4,606

Commissioning of the Aguablanca plant, which began in mid-December 2004, is continuing. Certain design problems were identified and these shortcomings are in the process of being rectified.

Underground development at the Aguablanca mine is proceeding as planned. The first phase of underground drilling to define the mineralization below the design limit of the open pit is underway and should be completed prior to year-end. The purpose of this program is to provide the necessary information for underground mine design and reserve definition.

Review of Mining Operations – Gold

During the second quarter of 2005, the Company's own underground gold operations produced 13,459 ounces of gold at a cash cost of $339 per ounce as compared with 38,648 ounces of gold at a cash cost of $171 per ounce in the same period of 2004. The El Valle plant processed 84,476 tonnes of the Company's own ore at an average gold grade of 5.2 g/t gold, plus 48,213 tonnes of Nalunaq ore, compared with 190,183 tonnes of the Company's own ore with an average grade of 6.6 g/t gold in the prior year period. Recoveries averaged 96.2% in the second quarter of 2005 compared to 95.3% a year earlier.

Operating Results

<table>
<tr><th></th><th colspan="6">Three Months Ended June 30</th></tr>
<tr><th></th><th colspan="3">2005</th><th colspan="3">2004</th></tr>
<tr><th></th><th>Rio Narcea's operations</th><th>Nalunaq ore</th><th>Total</th><th>Rio Narcea's operations</th><th>Nalunaq ore</th><th>Total</th></tr>
<tr><td>Tonnes of ore milled</td><td>84,476</td><td>48,213</td><td>132,689</td><td>190,183</td><td>-</td><td>190,183</td></tr>
<tr><td>Grade (g/t)</td><td>5.2</td><td>15.3</td><td>8.8</td><td>6.6</td><td>-</td><td>6.6</td></tr>
<tr><td>Recovery (%)</td><td>95.7</td><td>96.6</td><td>96.2</td><td>95.3</td><td>-</td><td>95.3</td></tr>
<tr><td>Gold production (oz)</td><td>13,459</td><td>22,840</td><td>36,299</td><td>38,648</td><td>-</td><td>38,648</td></tr>
<tr><td>Cash cost ($/oz)[a]</td><td>339</td><td>418</td><td>389</td><td>171</td><td>-</td><td>171</td></tr>
</table>

[a] Refer to Non-GAAP measures section

<table>
<tr><th></th><th colspan="6">Six Months Ended June 30</th></tr>
<tr><th></th><th colspan="3">2005</th><th colspan="3">2004</th></tr>
<tr><th></th><th>Rio Narcea's operations</th><th>Nalunaq ore</th><th>Total</th><th>Rio Narcea's operations</th><th>Nalunaq ore</th><th>Total</th></tr>
<tr><td>Tonnes of ore milled</td><td>229,593</td><td>48,213</td><td>277,806</td><td>331,745</td><td>26,274</td><td>358,019</td></tr>
<tr><td>Grade (g/t)</td><td>5.4</td><td>15.3</td><td>7.1</td><td>6.9</td><td>14.7</td><td>7.5</td></tr>
<tr><td>Recovery (%)</td><td>93.2</td><td>96.6</td><td>94.5</td><td>95.1</td><td>97.8</td><td>95.5</td></tr>
<tr><td>Gold production (oz)</td><td>36,894</td><td>22,840</td><td>59,734</td><td>70,336</td><td>12,149</td><td>82,485</td></tr>
<tr><td>Cash cost ($/oz)[a]</td><td>405</td><td>418</td><td>410</td><td>190</td><td>391</td><td>220</td></tr>
</table>

[a] Refer to Non-GAAP measures section

El Valle Mine

The Boinás zone within the El Valle underground operation produced 50,900 tonnes of ore grading 2.7 g/t gold and 0.9% copper during the quarter (82,000 tonnes at 2.7 g/t gold and 0.9% copper during the first six months), which was lower than the planned 60,200 tonnes at 3.5 g/t gold and 0.7% copper.

Carlés Mine

At the Carlés mine, 48,300 tonnes of underground ore grading 4.9 g/t gold and 0.8% copper were mined from the Carlés East deposit during the quarter (81,500 tonnes at 5.1 g/t gold and 0.8% copper during the first half), compared to a budget of 40,800 tonnes at 6.1 g/t gold and 0.7% copper.

Review of Development and Feasibility Stage Gold Projects

Tasiast Gold Project

The basic engineering study by SENET of South Africa for the Tasiast gold project in Mauritania, West Africa commenced in January 2005 and was completed as planned towards the end of the first quarter. The purpose of the study was to review and update parameters of the feasibility study completed in April 2004 by SNC Lavalin. Results of this study are currently being reviewed by the Company with SENET.

Subsequent to the end of the second quarter, an unopposed coup d'etat occurred in Mauritania with the former president President Maaoya Sid'Ahmed Ould Taya being replaced by the

¨Military Council for Justice and Democracy¨. This Council has undertaken to respect all engagements and international treaties. Company personnel in Mauritania report a smooth and non-violent transition in leadership. In discussions with the Director of Mines and Geology for Mauritania the Company was advised that there should be no change in its ability to pursue the development of the Tasiast Project, nor changes in its existing permits or licences.

Salave Gold Project

Subsequent to the end of the second quarter, a spokesperson for the Asturian government was quoted as saying that the government has declined the Company's Change in Land Use application. The Change in Land Use application is a critical step in obtaining all other necessary permits for project construction.

The Company has received no such notification of any decision by the Asturian government. When the Company receives formal notification of the Government's position, Rio Narcea will evaluate all of its options and consider its legal position under applicable Spanish law, including the legal right to compensation established, among other applicable laws, in the Spanish Constitution.

Feasibility study work is continuing. The final hole of the infill drilling program completed last quarter, indicated potential at depth. Exploration at Salave investigated the immediate vicinity of the Hole RN70 (grade thickness of 1,798 gxm/t), to extend the deep high grade mineralized zone identified in the last hole of the infill program at Salave. Hole RN72 was drilled from a location 15 meters to the northwest of RN 70. Below the anticipated shallower mineralization, the hole extended the high grade zone with an intercept of 12.3 g/t Au over 7.2 meters at a depth of 251.3 meters and encountered a deeper high grade zone at depth of 336.7 meters that averages 36.1 g/t Au over 3.9 meters. Together with the anticipated shallower mineralization, the hole had a total grade thickness of 603 gxm/t and represents the third best hole ever drilled by Rio Narcea at Salave.

Hole RN71 tested a gravity anomaly approximately 100 meters northwest of the Mirayos zone. Drilled to a total depth of 410.8 meters, RN71 encountered only minor mineralization but within an envelope of more than 200 meters of altered granites related to the Salave mineralized system. The amount of alteration and thickness of granite was much more than anticipated by a projection of nearby holes.

Ossa Morena Exploration

Exploration on the Ossa Morena properties focused on nickel sulfide and copper-gold targets with both detailed mapping and stream sediment geochemical surveys. A limited program of drilling completed 992 meters in six holes testing nickel sulfide targets in Portugal and a copper-gold target in Spain.

A deep hole evaluating a TEM geophysical anomaly in the Cabeco de Vide area in Portugal was completed at a depth of 808 meters. Although the hole did not cut mineralization interpreted as a conductor, a down hole EM survey shows a strong nearby anomaly at a depth of 650 meters which is at the position of a 1 by 2 kilometer target based on the surface EM data. The hole appears to have passed through a non-mineralized or pinched section in a shallow dipping, discontinuously mineralized horizon.

Exploration on the Alandroal permit in Portugal has been encouraging during the quarter. The emerging geological picture is one of both high grades and regional structural controls for mineralization that contains several of the ingredients necessary for a significant copper and gold district. The results of 200 stream sediment analyses that are now available out of 366 samples define at least 16 drainage anomalies with gold assays over 100 ppb. Within these, a total of 8 sediment samples returned values between 500 ppb and 1800 ppb gold. Mapping and sampling in the anomalous areas have encountered gossanous and silicified tuffs with grab samples assaying up to 11.7 g/t gold and 0.4% copper.

The initial drilling program to explore the Las Herrerias copper-gold target, located 100 kilometers northwest of Aguablanca, was completed with a total of 1,662 meters in 13 shallow holes distributed over a strike length of 1,650 meters. The program has defined a stratiform copper-gold system with an average true thickness, using 0.3% copper cut off, of approximately 12 meters. The mineralized zone has an average grade of 0.6% copper and 0.2 g/t gold. The best gold intercept, related to the stratiform type mineralization, was encountered below the copper-rich zone and assays 1.6 g/t gold over 4.3 meters. A high grade intersection in hole HER-6 which averages 5.5% copper and 0.3 g/t gold over 2.7 meters also contains 38% iron. The system is open along strike where mapping, geophysical surveys and soil geochemistry indicates a possible strike length of more than 5 kilometers. Future work on this project will include ground and borehole TEM in order to re-vector future drilling toward the definition of massive sulfides cut in Hole HER-6.

Rio Narcea Gold Belt - Joint Ventures.

Pursuant to the exploration joint venture agreement on the Rio Narcea Belt completed in the first quarter of 2005 with, Compania de Minas Buenaventura, S.A.A. ("BVN"), BVN has commenced preliminary work for the adit construction at Santa Marina.

Capital Resources and Liquidity

The Company ended the quarter with $63,320,900 of cash and cash equivalents and $46,284,800 of working capital. There has been an increase in cash and cash equivalents of $1,326,800 during the second quarter of 2005, and a reduction of $18,567,900 when compared to December 31, 2004. The reduction in cash and cash equivalents during the first six months of 2005 is largely due to the cash used in operating activities and the negative translation effect of the U.S. dollar / Euro exchange rate on the cash and cash equivalent held in Euros.

Cash flow from operating activities amounted to $1,234,100 in the second quarter of 2005 compared to $2,702,200 in the same period of 2004. Operating cash flow related to Gold operations, including exploration expenses primarily related to the Salave project, was negative $2,584,600 during the second quarter, while operating cash flow related to Nickel operations was positive $5,436,100 as a result of the first two sales of Aguablanca nickel concentrate. Corporate activities consumed $1,617,400 during the second quarter. Operating cash flow from Gold operations (including Nalunaq) decreased primarily due to the higher costs in relation to underground operations.

Operating cash flow was negative $9,840,800 for the first six months of 2005, compared to positive $7,622,300 in the same period of 2004. Gold operations and corporate activities consumed $5,485,200 and $2,250,400, respectively. Although Nickel operations produced positive operating cash flow in the second quarter of 2005, because no sales of concentrate occurred during the first quarter of 2005 even though the Aguablanca project was in operation during this period, Nickel operating cash flow for the first half of 2005 was negative.

During the second quarter, investing activities provided $3,940,400 of cash compared to negative $13,205,300 in the second quarter of 2004. The positive cash flow from investing activities during the second quarter of 2005 is due to the collection, in April, of a first tranche of the Aguablanca grant, amounting to $7,266,900. Capital expenditures totalled $3,441,400 in the second quarter and $10,479,200 year-to-date. The following table sets forth the Company's capital expenditures on mineral properties:

($ Million)	Three months ended June 30		Six months ended June 30	
	2005	2004	**2005**	2004
El Valle and Carlés	**1.4**	1.7	**3.5**	3.9
Aguablanca	**1.3**	11.8	**4.6**	24.9
Acquisition of Salave	**-**	-	**-**	5.0
Tasiast	**0.7**	-	**1.4**	-
Other	**-**	-	**1.0**	-
Total	**3.4**	13.5	**10.5**	33.8

Income Statement

Rio Narcea reported a net loss of $6,206,600 ($0.04 per share) for the second quarter of 2005 compared to a net loss of $288,400 ($0.00 per share) during the same period last year. This net loss included a foreign currency exchange loss of $5,569,900 due to the effect of the stronger U.S. Dollar / Euro exchange rate during the quarter and a derivatives loss of $2,329,700 mainly due to the higher copper prices that resulted in a lower fair value of the forward contracts required for project debt. Revenues from sales in the second quarter totalled $36,217,100 compared to $13,899,800 in the corresponding 2004 period. Production from own operations in the second quarter totalled 13,459 ounces of gold and 2.6 million pounds of nickel compared to 38,648 ounces of gold in the same period of 2004.

The Company reported a net loss of $22,334,400 ($0.14 per share) for the first six months of 2005 compared to a net loss of $6,700,200 ($0.06 per share) for the corresponding period in 2004. The increase in net loss was largely due to the losses on non-hedge derivative instruments of $7,644,700 and the negative effect of the U.S. dollar / Euro exchange rate of $9,994,100 for the six months period ended June 30, 2005. Revenues for the six months ended June 30, 2005, amounted to $45,137,000 compared to $32,737,800 for the same period last year.

Cost of sales of gold from the Company's own operations amounted to $6,033,500, while gold sales were $7,628,800, compared to the cost of gold sales of $11,784,700 for sales of $13,899,800 in the same period of 2004. Cost of sales related to the Nalunaq agreement amounted to $5,882,700, providing a net margin of $302,100 in the quarter ended June 30, 2005. Cost of nickel sales was $15,631,700 in the second quarter of 2005, corresponding to sales of $22,403,500 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $6,032,000 in the second quarter of 2005, compared to $6,489,000 in the same period of 2004.

Cost of sales of gold from the Company's own operations during the six months ended June 30, 2005 amounted to $15,510,300 for sales of $16,548,700, compared to a cost of gold sales of $22,424,400 for sales of $27,693,000 in the same period of 2004. The increase of the cost of gold sales in relation to the gold sales is due to the increased underground costs at the Company's own operations. The Nalunaq agreement provided a gross margin of $302,100 during the first half of 2005, compared to $295,300 in the same period of 2004. Cost of nickel sales was $15,631,700 in the period, corresponding to sales of $22,403,500 (2004 – nil). In addition, depreciation and amortization, exploration, administrative and corporate and other expenses amounted to $10,900,900 in the first half of 2005, compared to $11,703,300 in the same period of 2004.

Exploration expenses totalled $1,635,200 in the second quarter of 2005, of which $814,400 was incurred in gold projects (including Salave with expenses of $776,800) and $792,900 in the Ossa Morena region; other exploration activities amounted to $27,900. Exploration expenses amounted to $1,661,300 during the same period in 2004.

Exploration expenses for the first six months of 2005 amounted to $3,595,200, of which $1,962,300 and $1,577,100 were incurred in gold and nickel projects, respectively. Other exploration activities amounted to $55,800. Exploration incurred in gold projects included $1,840,800 related to the Salave project.

Financial revenues and expenses was negative $9,068,100 due to the effect of the exchange rate losses and mark-to-market of derivative financial instruments, as compared to a positive $4,134,200 for the corresponding period in 2004.

The impact of a stronger U.S. dollar during the second quarter of 2005 resulted in losses of $5,569,900 on foreign currency exchange as the majority of the Company's loans are denominated in U.S. dollars and cash and cash equivalents are held in Euros. In the second quarter of 2004, the Company had incurred foreign currency exchange losses of $194,900.

As a result of adopting the amendments to CICA's Accounting Guideline AcG-13 ("Hedging Relationships") on January 1, 2004, the Company marks-to-market its derivative financial instruments. The change in the mark-to-market (fair value) of all derivative instruments during the three months ended June 30, 2005 was negative $2,329,700, primarily due to the increase in gold and copper prices during the quarter, which affects negatively the fair value of the derivatives.

Outlook

Rio Narcea anticipates gold production from own operations for 2005 of approximately 70,000 ounces of gold at a cash cost of $385 per ounce.

At the Aguablanca nickel mine, the focus will be on improving throughput, recoveries and concentrate grades. In July, nickel recoveries averaged 78%, which is close to design, and the focus will be to improve from this level. Copper recoveries continue to be within design parameters.

For further information, contact John W. W. Hick, Chief Executive Officer or Steve Dawson, Manager, Investor Relations.

Tel: (416) 956 7470   E-Mail: info@rngm.com
Fax: (416) 956 7471   Website: www.rionarcea.com

Forward-looking Statements: Some statements in this press release contain forward-looking information. These statements address future events and conditions and, as such, involve inherent risks and uncertainties. Actual results could be significantly different from those projected.

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED BALANCE SHEETS

(unaudited)

(stated in U.S. dollars)	June 30, 2005 $	December 31, 2004 $
ASSETS		
Current		
Cash and cash equivalents	**63,320,900**	81,888,800
Restricted cash	**1,335,100**	1,637,900
Inventories	**10,084,600**	7,314,600
Stockpiled ore	**5,550,400**	8,871,500
Accounts receivable		
Government grants	**3,186,100**	11,288,400
VAT and other taxes	**13,669,300**	8,964,900
Trade receivables	**1,360,800**	1,478,700
Other current assets	**1,424,600**	3,296,100
Current portion of deferred derivative loss	**1,953,100**	1,984,100
Total current assets	**101,884,900**	126,725,000
Mineral properties, net	**146,660,100**	144,311,700
Other assets	**4,697,300**	8,533,700
Deferred derivative loss	**1,639,400**	2,339,200
	254,881,700	281,909,600
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current		
Short-term bank indebtedness and accrued interest	**6,219,600**	4,944,400
Accounts payable and accrued liabilities	**35,210,100**	31,128,800
Current portion of long-term debt	**14,170,400**	8,077,100
Total current liabilities	**55,600,100**	44,150,300
Other long-term liabilities	**10,450,300**	9,895,000
Long-term debt	**22,767,000**	31,109,000
Future income tax liabilities	**4,804,300**	4,804,300
Total liabilities	**93,621,700**	89,958,600
Non-controlling interest	**386,900**	631,200
Shareholders' equity		
Common shares	**234,840,200**	233,449,100
Contributed surplus	**2,721,800**	1,985,600
Employee stock options	**7,763,300**	7,994,600
Non-employee stock options and warrants	**10,386,700**	11,080,300
Defiance warrants	**2,437,200**	2,437,200
Common share purchase options	**3,626,000**	3,628,500
Deficit	**(102,879,600)**	(80,545,200)
Cumulative foreign exchange translation adjustment	**1,977,500**	11,289,700
Total shareholders' equity	**160,873,100**	191,319,800
	254,881,700	281,909,600

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	2004	**2005**	2004
(stated in U.S. dollars)	$	$	$	$
OPERATING REVENUES				
Gold sales	**7,628,800**	13,899,800	**16,548,700**	27,693,000
Gold sales – Nalunaq ore	**6,184,800**	—	**6,184,800**	5,044,800
Nickel sales	**22,403,500**	—	**22,403,500**	—
	36,217,100	13,899,800	**45,137,000**	32,737,800
OPERATING EXPENSES				
Cost of gold sales	**(6,033,500)**	(11,784,700)	**(15,510,300)**	(22,424,400)
Cost of gold sales – Nalunaq ore	**(5,882,700)**	—	**(5,882,700)**	(4,749,500)
Cost of nickel sales	**(15,631,700)**	—	**(15,631,700)**	—
Depreciation and amortization expenses	**(1,726,800)**	(3,141,100)	**(2,862,500)**	(5,731,900)
Exploration costs	**(1,635,200)**	(1,661,300)	**(3,595,200)**	(3,014,500)
Administrative and corporate expenses	**(2,389,800)**	(1,658,600)	**(4,565,100)**	(2,821,900)
Other income (expenses)	**(280,200)**	(28,000)	**121,900**	(135,000)
	(33,579,900)	(18,273,700)	**(47,925,600)**	(38,877,200)
Operating income (loss)	**2,637,200**	(4,373,900)	**(2,788,600)**	(6,139,400)
FINANCIAL REVENUES AND EXPENSES				
Interest income	**267,800**	153,300	**589,700**	384,900
Foreign currency exchange loss	**(5,569,900)**	(194,900)	**(9,994,100)**	(1,137,900)
Interest expense and amortization of financing fees	**(1,436,300)**	(504,200)	**(2,701,000)**	(965,400)
Derivatives income (loss)	**(2,329,700)**	4,680,000	**(7,664,700)**	1,157,600
	(9,068,100)	4,134,200	**(19,770,100)**	(560,800)
Loss before income tax	**(6,430,900)**	(239,700)	**(22,558,700)**	(6,700,200)
Provision for income tax	**—**	—	**—**	—
Net loss before non-controlling interest	**(6,430,900)**	(239,700)	**(22,558,700)**	(6,700,200)
Non-controlling interest	**224,300**	(48,700)	**224,300**	—
Net loss	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Deficit, beginning of period	**(96,673,000)**	(42,512,100)	**(80,545,200)**	(36,100,300)
Deficit, end of period	**(102,879,600)**	(42,800,500)	**(102,879,600)**	(42,800,500)
Net income (loss) per share – basic	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Net income (loss) per share – diluted	**(0.04)**	(0.00)	**(0.14)**	(0.06)
Weighted average common shares outstanding – basic	**157,914,755**	113,477,941	**157,687,535**	113,380,105
Weighted average common shares outstanding – diluted	**157,914,755**	113,477,941	**157,687,535**	113,380,105

Rio Narcea Gold Mines, Ltd.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(unaudited)

	Three months ended June 30,		Six months ended June 30,	
	2005	**2004**	**2005**	**2004**
(stated in U.S. dollars)	$	$	$	$
OPERATING ACTIVITIES				
Net loss	**(6,206,600)**	(288,400)	**(22,334,400)**	(6,700,200)
Add (deduct) items not requiring cash				
Depreciation and amortization	**1,726,800**	3,141,100	**2,862,500**	5,731,900
Amortization of deferred financing fees	**431,400**	511,100	**881,000**	654,500
Reclamation liability accrual and other long-term liabilities	**56,600**	73,100	**115,600**	231,400
Foreign exchange	**3,008,300**	(11,300)	**8,259,400**	1,567,600
Accretion of interest on long-term debt	**170,200**	157,900	**340,500**	204,700
Non-cash derivatives (income) loss	**1,424,500**	(4,410,700)	**6,242,500**	(619,100)
Shared-based compensation	**299,500**	526,200	**533,000**	1,052,400
Amortization of deferred stripping costs	**—**	5,556,800	**—**	9,960,400
Non-controlling interest	**(253,300)**	48,700	**(253,300)**	—
Deferred stripping expenditures	**—**	(584,000)	**—**	(1,388,600)
Restoration expenditures	**(358,000)**	—	**(510,900)**	—
Changes in components of working capital				
Inventories	**2,010,000**	(1,921,000)	**(3,806,900)**	(2,494,200)
Stockpiled ore	**6,496,900**	(1,188,000)	**610,600**	(1,168,200)
VAT and other taxes	**(2,240,800)**	1,069,900	**(6,047,900)**	(187,500)
Trade receivables	**1,188,800**	(678,300)	**(49,300)**	1,085,600
Other current assets	**(284,100)**	(163,800)	**573,000**	(972,800)
Accounts payable and accrued liabilities	**(6,236,100)**	862,900	**2,743,800**	664,400
Cash provided by (used in) operating activities	**1,234,100**	2,702,200	**(9,840,800)**	7,622,300
INVESTING ACTIVITIES				
Expenditures on mineral properties	**(3,441,400)**	(13,516,100)	**(10,479,200)**	(28,760,000)
Acquisition of Salave deposit	**—**	—	**—**	(5,000,000)
Grants received	**7,266,900**	31,400	**7,266,900**	65,800
Restricted cash	**(109,100)**	114,400	**126,400**	(6,106,500)
Long-term deposits and restricted investments	**224,000**	165,000	**527,000**	(368,300)
Cash provided by (used in) investing activities	**3,940,400**	(13,205,300)	**(2,558,900)**	(40,169,000)
FINANCING ACTIVITIES				
Proceeds from issue of common shares	**22,400**	8,600	**666,900**	699,800
Proceeds from bank loans and other long-term liabilities	**676,000**	1,809,900	**2,582,000**	40,031,900
Financing fees on bank loans	**(17,300)**	(197,800)	**(47,400)**	(1,183,100)
Repayment of bank loans	**(2,049,200)**	(2,073,000)	**(2,275,900)**	(6,015,100)
Cash provided by (used in) financing activities	**(1,368,100)**	(452,300)	**925,600**	33,533,500
Foreign exchange loss on cash held in foreign currency	**(2,479,600)**	(458,300)	**(7,093,800)**	(399,100)
Net increase (decrease) in cash during the period	**1,326,800**	(11,413,700)	**(18,567,900)**	587,700
Cash and cash equivalents, beginning of period	**61,994,100**	44,863,000	**81,888,800**	32,861,600
Cash and cash equivalents, end of period	**63,320,900**	33,449,300	**63,320,900**	33,449,300
Supplemental cash flow information				
Interest paid in cash	**579,600**	220,300	**919,200**	440,000
Income taxes paid in cash	**—**	—	**—**	—